Exhibit 1.02
Conflict Minerals Report

I.	Introduction

We are an online retailer offering discount brand name, non-brand name and closeout merchandise, including furniture, home decor, bedding and bath, housewares, jewelry and watches, apparel and designer accessories, electronics and computers, and sporting goods, among other products. We also sell hundreds of thousands of best seller and current run books, magazines, CDs, DVDs and video games. We do not manufacture the products we sell. We “contract to manufacture” only a small percentage of the products we sell, and only in the jewelry and furniture categories. No electronic products we sell could be deemed “contract to manufacture.”

Certain of the products we sell contain materials that use tin, tantalum, tungsten and/or gold (“3TG”). Due to the depth of the supply chain, we are far removed from the sources of ore from which these metals are produced and the smelters/refiners that process those ores. Our efforts to identify the country(ies) of origin of those ores reflect our circumstances and position in the supply chain. The information available globally on the traceability and sourcing of these ores is extremely limited. We have taken steps to identify the applicable smelters and refiners of such 3TG metals in our supply chain. We believe, however, that the smelters and refiners of the 3TG contained in the products are best situated to identify the sources and countries of origin of the 3TG. We rely on our suppliers to provide us with information on the origin of any conflict minerals contained in components and materials supplied to us.

The efforts described below were undertaken on the products sourced directly by, and manufactured for, us during the reporting period from January 1 to December 31, 2013.

II.	Reasonable Country of Origin Inquiry ("RCOI")

We asked our direct suppliers to provide us answers to the Supply Chain Questionnaire (“Questionnaire”) adapted from the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template reflecting our position on the supply chain. The EICC-GeSI Conflict Minerals Common Reporting Template is generally regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide having been developed by several of the world’s leading consumer electronics companies.

We received responses to the Questionnaire and reviewed them for completeness and consistency of answers. In some cases, we required suppliers to provide corrections and clarifications where needed. We did additional follow-up by email and phone with some key jewelry suppliers. We believe we reasonably designed and performed in good faith our RCOI process. However, we recognize that there are inherent limitations in the information provided to us by third parties, including the possibility of information being inaccurate, incomplete or falsified despite our efforts to validate and confirm the information.

III.	Design of Due Diligence Measures

We designed our overall conflict minerals procedures based on, and in conformity with the five step framework of the Organization for Economic Co-operation and Development {OECD (2011)}, OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements on tin, tantalum, tungsten and gold (“OECD Guidance”). We implemented appropriate elements of the OECD Guidance. The design of our due diligence process conforms to the OECD Guidance applicable to our circumstances and position in the supply chain as a “downstream” company with little to no direct influence on smelters/refiners.

IV.	Due Diligence Measures Performed by Us

We performed due diligence measures on the necessary conflict minerals in our products that our RCOI indicated we had some reason to believe may have originated from the covered countries (i.e., Central African Republic, Republic of Congo, Democratic Republic of Congo, Angola, South Sudan, Uganda, Rwanda, Burundi, Tanzania and Zambia) (“Covered Countries”) and that may not have come from recycled or scrap sources.

The due diligence measures we performed include, but are not limited to, the following:

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Updating senior management on direct suppliers’ responses to our conflict minerals information requests, including updates on monitoring and tracking corrective action and risk mitigation efforts (when applicable);

•	Internally identifying high risk products that might include 3TG;

•	Engaging independent third-party consultants;

•	Communicating to key suppliers the purpose of the Questionnaire:

•	Communicating our policy on Conflict Minerals to direct suppliers;

•	Conducting internal awareness sessions with our merchandising and our partner (supplier) care department concerning the commitments and requirements required of our suppliers;

•	Gathering and analyzing responses to the Questionnaire;

•	Comparing smelters and refiners identified by suppliers to the conflict-free sourcing initiative list of validated conflict free facilities;

•	Developing a risk mitigation plan that allows for continued trade with a supplier during the supplier’s risk mitigation efforts; and

•	Continuing to encourage our direct suppliers to support the conflict-free minerals procurement practices and policies that include the sourcing of materials from third party audited smelters/refiners.

V.	Product Determination

We received inconclusive data from our direct suppliers. We are still developing material source information.

VI.	Product Description

The product categories that we initially identified as possibly being subject to the disclosure were jewelry, electronics, home décor and home furniture. Based on our internal risk assessment, we determined that jewelry product category had the highest potential for use of possible 3TG materials from Covered Countries. The information below reflects specific responses and information provided from our jewelry suppliers over whom we may have had some degree of influence in a “contract to manufacture” situation.

Smelters/Refiners Identified by Jewelry Suppliers
Smelter/Refiner Name	Sourcing Status
Johnson Matthey Inc	Validated as Conflict Free
Heraeus Ltd Hong Kong	Validated as Conflict Free
Republic Metals Corporation	Unknown
United Precious Metal Refining, Inc	Validated as Conflict Free
Valcambi SA	Validated as Conflict Free
We believe Identified Countries of Origin include: USA, Australia, Philippines, South Africa, Germany

VII.	Steps to Improve Due Diligence

We will continue to communicate our expectations and information requirements to our direct suppliers. We will continue to monitor changes in circumstances that may impact the facts of our determinations. Over time, we anticipate that the amount of information on the traceability and sourcing of these ores will increase and improve our knowledge. We will continue to make inquiries to our direct suppliers and undertake additional fact and risk assessments where we identify potentially relevant changes in facts or circumstances. We will review new suppliers for conflict minerals conformance during initial business reviews. If we learn of a supplier whose due diligence needs improvement, we intend to continue the trade relationship while that supplier improves its performance. We expect our suppliers to take similar measures with their suppliers to ensure alignment throughout the supply chain.

VIII.	Independent Private Sector Audit

Not required for the reporting period from January 1 to December 31, 2013.

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